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RECEIVED 2012 D.C. 196 PROCESSING SECTION

SEC MAIL RECEIVED MAR - 1 2012 WASH, D.C. 196 PROCESSING SECTION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-49291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Miller Tabak Roberts Securities, LLC

"NKA GMP Securities LLC"

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York, (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ilan Lessick (212) 404-8326
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) | New York (City) | N.Y. (State) | 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

4/6

OATH OR AFFIRMATION

I, John Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS E. TORRES
Notary Public, State of New York
No. 31-4845964
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-2014

Signature

President and Vice Chairman
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public
Accounting Firm

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2011

MILLER TABAK ROBERTS SECURITIES, LLC

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, changes in subordinated note payable and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II and Supplementary Report contained on pages 16 - 20 are required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other

records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 27, 2012

MILLER TABAK ROBERTS SECURITIES, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 1,966,401
Due from brokers and dealers	11,377,013
Securities owned, at fair value	2,225,266
Fixed assets, net of accumulated depreciation and amortization of $1,191,774	346,866
Due from affiliate	155,409
Other assets	572,582
Total assets	$ 16,643,537

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 2,149,247
Accrued compensation	6,206,218
Accrued expenses and other liabilities	900,409
	9,255,874
Subordinated note payable	3,000,000
Member's equity	4,387,663
Total liabilities and member's equity	$ 16,643,537

The accompanying notes are an integral part of this statement.

MILLER TABAK ROBERTS SECURITIES, LLC
Statement of Operations
Year ended December 31, 2011

REVENUES	
Net realized and unrealized gains on trading activities	$ 33,082,721
Commissions	2,870,134
Dividends, interest and other	311,354
	36,264,209
EXPENSES	
Employee compensation and benefits	26,613,239
Communications and technology	3,088,825
Amortization of share incentive plan	1,794,198
Clearance and floor brokerage fees	1,084,652
Occupancy	683,924
Professional and consulting fees	631,130
Shared administrative and clerical personnel	759,737
Business development	688,930
Taxation expense	157,000
Interest expense	80,714
Other	935,655
	36,518,004
Net loss	$ (253,795)

The accompanying notes are an integral part of this statement.

MILLER TABAK ROBERTS SECURITIES, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2011

Balance at December 31, 2010	$ 9,428,793
Net loss	(253,795)
Equity introduced by acquiring member	2,000,000
Capitilization of share incentive plan	1,794,198
Distributions to members	(8,581,533)
Balance at December 31, 2011	$ 4,387,663

The accompanying notes are an integral part of this statement.

MILLER TABAK ROBERTS SECURITIES, LLC
Statement of Changes in Subordinated Note Payable
Year ended December 31, 2011

Balance at December 31, 2010	**$ -**
Proceeds from the issuance of subordinated note payable	3,000,000
Balance at December 31, 2011	$ 3,000,000

The accompanying notes are an integral part of this statement.

MILLER TABAK ROBERTS SECURITIES, LLC
Statement of Cash Flows
Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (253,795)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization of fixed assets	238,154
Amortization of share incentive plan	1,794,198
Decrease (increase) in assets	
Due from brokers and dealers, net	2,758,831
Securities owned, at market value	(574,319)
Due from Parent	(155,409)
Other assets	(54,959)
Increase (decrease) in liabilities	
Securities sold, not yet purchased, at market value	770,076
Accrued compensation and other liabilities	(1,563,258)
Net cash provided by operating activities	2,959,519
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(241,536)
Net cash used in investing activities	(241,536)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash infused by acquiring member	2,000,000
Proceeds from subordinated note payable	3,000,000
Distributions to members	(8,581,533)
Net cash used in financing activities	(3,581,533)
Net decrease in cash and cash equivalents	(863,550)
Cash and cash equivalents at beginning of year	2,829,951
Cash and cash equivalents at end of year	$ 1,966,401
Supplemental disclosures of cash flow information:	
Cash paid during the year for taxes	$ 253,237

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). It is also registered in Canada as an Exempt Market Dealer. Until September 26, 2011, MTR Capital Corp., a Delaware corporation, was the parent, which owned 76.2% of the Company and acted as the managing member. On September 26, 2011, MTR Capital Corp together with the minority owner, Miller Tabak + Co., LLC ("MT"), sold all their interests to GMP MTR Acquisition Inc, a Delaware corporation, which became the new managing member. The Company is ultimately owned by GMP Capital Inc. ("GMP" or "Parent") which is publicly listed on the Toronto Stock Exchange in Canada.

MTR is an institutional broker-dealer specializing primarily in fixed income securities (investment grade, high yield, convertible, emerging market debt and asset backed securities) as well as trading in preferred stock and distressed, bankrupt and other securities.

Pursuant to the operating agreement, no member shall have a liability in excess of (i) the amount of its capital contribution (ii) its share of any assets and undistributed profits of the Company and (iii) its obligation to make other payments expressly provided in the operating agreement.

On January 17, 2012, MTR changed its name to GMP Securities, LLC.

The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. ("Clearing Broker") and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value with the unrealized profit or loss reflected in net realized and unrealized gains on trading activities in the statement of operations. Market value is generally based on the last quoted price as of the end of the year. If a security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities. Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

The fair values of the Company's assets and liabilities approximate the carrying amounts presented in the statement of financial condition.

Cash and cash equivalents include cash in banks and investments in overnight money market accounts and certificates of deposit.

Office furniture, equipment, software development and other fixed assets are carried at cost less accumulated depreciation and amortization. Office furniture, equipment, software development and other fixed assets are depreciated on a straight-line basis over their estimated useful lives, from three to five years. Leasehold improvements are amortized over the lesser of their useful life or the term of the related lease.

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations. The Company made $129,686 contributions during the year ended December 31, 2011.

Fair Value Measurements

Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. These include exchangeable trade date inventory purchased or sold carried at contract value. We do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. These include MTR's unique independent credit research capabilities, long standing and broad relationships with leading institutional fund managers, banks, and wholesale market brokers.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. (See Note 5.)

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. DUE FROM BROKERS AND DEALERS

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables for unsettled transactions and claims and deposits with the Clearing Broker. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2011, the Company had no margin debt. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts its business.

4. NET CAPITAL

MTR is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness ($7,106,627 as of December 31, 2011) or $100,000. At December 31, 2011, MTR had net capital of $6,425,175, which was $5,951,400 in excess of the amount required.

Proprietary accounts held at the Clearing Broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the Clearing Broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the SEC's Uniform Net Capital Rule.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table summarizes the valuation of the Company's securities positions by the above fair value hierarchy levels, as mentioned in Note 2 above, and in accordance with accounting guidance, as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Corporate bonds	$ 1,468,834	$ 700,667	$ -	$ 2,169,501
Equity securities	37,960	17,805	-	55,765
	$ 1,506,794	$ 718,472	$ -	$ 2,225,266
LIABILITIES				
Securities sold, not yet purchased				
Corporate bonds	$ 257,253	$ 1,891,994	$ -	$ 2,149,247

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

From time to time, MTR may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

MTR continuously monitors its transactions with off-balance-sheet risk.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that the risk from the concentration of cash balances with such financial institutions is not significant. At December 31, 2011, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Broker and therefore are subject to the credit risk of the Clearing Broker. The Clearing Broker is a member of SIPC and customers (as defined in the Securities Investor Protection Act) are afforded benefits if the SIPC member fails financially.

U.S. GAAP requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, MTR has agreed to indemnify the Clearing Broker for losses that they may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2011.

7. CONTINGENCIES

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

8. COMMITMENTS

The Company is committed to pay rent for office spaces under non cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. During the year, the Company renewed its current New York lease for an additional ten years. After the first five years the Company has an option to terminate this lease with the payment of a fee of $325,000.

The Landlord also has the option to give the Company sixteen months' termination notice including six months of free rent. Expected minimum annual rental payments under current and the renewed operating lease agreements are as follows:

2012	$ 587,626
2013	543,327
2014	466,430
2015	452,832
2016	530,472
Thereafter	2,275,000
	$ 4,855,687

Rent and utility expenses for the year ended December 31, 2011 were $683,924.

9. RELATED PARTY TRANSACTIONS

Effective January 1, 2006, MT and MTR entered into a cost sharing arrangement whereby MTR and MT agreed to share the cost of certain administrative services and employees. A revised cost sharing arrangement was entered into on April 6, 2011. Under this arrangement, the Company compensates MT for the costs associated with certain shared employees and services. These employees are primarily responsible for providing technology, telecommunications, reception and messenger services.

For the year ended December 31, 2011, the Company incurred shared expenses of $759,737.

Subsequent to the acquisition, a revenue sharing agreement was signed with certain operating divisions of the GMP Group where the parties agreed to enter into the agreement pursuant to which each party may share underwriting and advisory revenues, commission revenue, realized net gains and other sources of revenue. For the year ended December 31, 2011, the Company received shared revenues of $138,897, which is included in dividends, interest and other on the statement of operations.

As of December 31, 2011, receivable from an affiliate, GMP Securities L.P., amounted to $286,519 for shared revenues and advances for certain administrative expenses paid on behalf of the affiliate. In addition, as of December 31, 2011, the Company has a payable to the affiliate amounting to $131,110 for reimbursement of certain administrative expenses paid on behalf of the Company. The net receivable of $155,409 is presented as due from affiliate in the statement of condition.

10. MEMBER'S EQUITY

Upon acquisition of the Company on September 26, 2011, the Parent infused capital contribution amounting to $2 million.

In addition, of the total distribution to members of $8,581,533 during the year, $8,466,533 and $115,000 were distributed to the former members and Parent, respectively.

11. INCOME TAXES

The Company is not subject to federal income taxes and is subject to some state income taxes. Taxes payable, if any, are the responsibilities of the member. The Company is subject to New York City Unincorporated Business Tax, Texas Corporation Franchise Tax, Metropolitan Commuter Transportation Mobility Tax and New York City Commercial Rent Tax. The Company paid actual and estimated taxes during the course of the year and has sufficient additional reserves available to cover any additional taxes that may still be due for 2011 once all the year's tax returns are finalized.

In accordance with accounting guidance, there are financial accounting and disclosure requirements for recognition and measurement of tax positions, including interest and penalties, taken or expected to be taken on an income tax return. The Company has reviewed the tax positions for the open tax years 2009 through 2011 and has determined that the implementation did not have a material impact on the Company's financial statements or require additional disclosure.

12. SUBORDINATED NOTE PAYABLE

On September 26, 2011, the Company entered into a subordinated loan agreement with the GMP MTR Acquisition Inc. in the amount of $3 million. Pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA"), this note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and is included in the Company's net capital under the SEC's Uniform Net Capital Rule. The note may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

The loan bears interest at 5% per annum from the effective date and has a scheduled maturity of September 26, 2012. The maturity date may be extended for an additional year. For the year ended December 31, 2011, the total accrued interest expense related to the subordinated borrowings was $39,167 which is included in accrued expenses and other liabilities on the statement of financial condition.

13. SHARE INCENTIVE PLAN

GMP awarded common shares (the "retention shares") to key employees (the "retention shareholders") of the Company upon the successful closing of the MTR acquisition on September 26, 2011. The cost of the share awards of $13,511,973 was measured based on the closing stock price of GMP shares on the Toronto Stock Exchange at grant date on September 26, 2011, which represents grant date fair value. A total of 1,852,789 retention shares are reserved for issuance in accordance with the Escrow and Lock-Up Agreement ("Escrow and Lock-Up Agreement") of the Company and the retention shareholders.

The share based compensation expense is recognized on a straight-line basis over a 4-year vesting period as a non cash flow charge to the Company's current period earnings, which is the period over which all the specified vesting conditions are satisfied, with a corresponding increase to equity. For the year ended, December 31, 2011, total amortization of share incentive plan amounted to $1,794,198.

A summary of the Company's amortization of share incentive plan is as follows:

Year 1	$ 7,037,486
Year 2	3,659,493
Year 3	1,970,496
Year 4	844,498
	$ 13,511,973

As of December 31, 2011, none of the retention shares have vested.

14. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements, other than those listed below.

The Company changed its name from Miller Tabak Roberts Securities, LLC to GMP Securities, LLC on January 17, 2012.

On January 25, 2012, MTR distributed $304,000 in equity earnings after due notifications were submitted.

SUPPLEMENTARY INFORMATION

MILLER TABAK ROBERTS SECURITIES, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Total members' equity		$ 4,387,663
Allowable liabilities subordinated to claims of general creditors		3,000,000
Total capital and allowable subordinated liabilities		7,387,663
Non allowable assets		
Non marketable securities	$ 36,196	
Other	917,256	
Total non allowable assets		953,452
Net capital before haircuts on securities positions		6,434,211
Haircuts on securities positions		
Debt securities	723	
Other securities	5,829	
Balances denominated in foreign currencies	2,484	
Total haircuts on securities positions		9,036
Net capital		6,425,175
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $7,106,627 or $100,000)		473,775
Excess net capital		$ 5,951,400
Ratio of aggregate indebtedness to net capital		110.61

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part IIA as of December 31, 2011.

MILLER TABAK ROBERTS SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTARY REPORT

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Miller Tabak Roberts Securities, LLC

In planning and performing our audit of the financial statements of Miller Tabak Roberts Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO A COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Miller Tabak Roberts Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Miller Tabak Roberts Securities, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective general ledger records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the December 31, 2011 year end trial balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Miller Tabak Roberts Securities, LLC
331 Madison Avenue 12th Flr
New York, NY 10017-5108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sideeka Ries — 212-692-5198

2. A. General Assessment (item 2e from page 2) $ 87,845

B. Less payment made with SIPC-6 filed (exclude interest) (45,884.66)
7/26/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 41,960

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 41,960

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Miller Tabak Roberts Securities, LLC
(name changed to GMP Securities, LLC - Jan 17, 2012
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 2012.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 36,222,661
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,084,652
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,084,652
2d. SIPC Net Operating Revenues	$ 35,138,009
2e. General Assessment @ .0025	$ 87,845

(to page 1, line 2.A.)

Independent Registered Public Accounting Firm's Report
on Applying Agreed-Upon Procedures Related to
a Company's SIPC Assessment Reconciliation

MILLER TABAK ROBERTS SECURITIES, LLC

December 31, 2011